Exhibit 8.1

RICHARD CARDOZA EMPLOYMENT AGREEMENT

October 17, 2015

This Agreement is by and between Maxima Group, Inc., a Nevada corporation (hereinafter referred to as the “Company”), City Vines, LLC (“City Vines”) and Richard Cardoza (hereinafter referred to as “Cardoza” or “Employee”) under the terms and conditions listed below.

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements hereinafter set for the, the parties hereto agree as follows:

1.     EMPLOYEE AGREEMENT

The Company hereby retains Employee and Employee hereby accepts retention with the Company under the terms and conditions hereinafter set forth. This Agreement is a companion agreement to the Equity Purchase Agreement between the Company and City Vines, LLC, and will become null and void and immediately terminated in the event said Equity Purchase Agreement is not fully executed or is terminated or rescinded for any reason.

2.     TERM

Initial Term. The term of this Agreement (the Term) shall be for a period of five (5) years commencing on October 17, 2015 and extending until September 30, 2020, at which time this Agreement will be automatically terminated unless both parties agree otherwise in writing.

Effective Date. The effective date of this Agreement is October 17, 2015 with term beginning November 1, 2015.

3. DUTIES AND RESPONSIBILITIES

Offices. During the term of this Agreement, Employee shall serve as President of the City Vines, LLC subsidiary, or in such other similar capacity as mutually agreed. In performing such duties, Employee will be subject to and abide by, and will use his best efforts to cause other employees and consultants of the company to be subject to and abide by, all policies and procedures developed by the Board.

Responsibilities. Employee will perform the normal and typical duties and assume the normal and typical responsibilities of the President of a subsidiary of a publicly traded company as imposed by Nevada or applicable law, the Certificate of Incorporation, as amended, and Bylaws, as amended, of the subsidiary, including but not limited to the following: (i) Coordinate, oversee and assume ultimate responsibility for operations, production, sales and marketing, and public relations; Schedule, attend and chair the meetings of Company's Board of Directors; (ii) ) Manage and oversee the activities of City Vines’s Vice-Presidents and ensure that all City Vines employees comply with the statutes, rules, regulations and orders of any governmental or quasi-governmental authority, which are applicable to the performance of the Services, and Company's rules, regulations and practices as they may from time-to-time be adopted or modified; (iii) Participate as a full voting member of Parent Company's Board of Directors in setting overall objectives, approving plans and programs of operation, formulating general policies, offering advice and counsel, and reviewing management performance; (iv) Report directly to and work together with the Board Members, Executives and Senior Members of the Parent Company as needed and requested.

Conduct. In all matters relating to the business of the Company, Employee agrees to conduct himself in a legal, professional and ethical manner at all times. Employee agrees not to engage in any conduct or communications, included but not limited to: email, telephone or in public, which disparages or is derogatory of the Company, its officers, directors, staff, or any of its technology or products, during or after the term of this Agreement.

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4.     COMPENSATION

Base Salary. For services rendered by Employee under this Agreement, City Vines shall pay Employee during the term hereof a monthly cash salary of Ten Thousand Dollars ($10,000 U.S.), payable on the 15th day of each month with the first month’s salary due on November 15, 2015 . Employee’s base salary shall be reviewed at least annually by the Board of Directors and may be increased annually and from time to time as the Board, in its sole discretion, may decide, and if increased, a new increased base salary will be established.

Stock Compensation. The Company shall issue to Employee Forty Million Three Hundred and Seventy-Five Thousand shares of the Company’s common stock, representing 12.5% of the total authorized and outstanding shares. These shares will be delivered to Employee within 60 days of the date of execution of this agreement. The Company shall also issue to Employee $10,000 worth of the Company’s Restricted Preferred Shares for each month this agreement is in effect, beginning November 15, 2015 and continuing through the duration of this Agreement. These shares will be issued and delivered to Employee and/or his assigns annually on or before November 15th of each year, with the first years’ shares to be delivered no later than November 15, 2016. Shares may also be delivered in advance if the Company so chooses.

Percentage of Gross Revenues. Employee will also receive an annual cash compensation bonus equaling 5% of City Vines’s Net Gross Revenues and an annual stock bonus equaling 25% of City Vines’s Net Gross Revenues. These bonuses will be paid to Employee no later than 60 days following the end of each year of Employee’s Agreement.

5.     ADDITIONAL BENEFITS TO EMPLOYEE

Paid Vacation. Employee shall be entitled to fifteen (15) days paid vacation each year during the term of this Agreement, to be used at Employee’s discretion.

Sick Leave. Employee shall be entitled to a minimum of 10 paid sick days per year during the term of this Agreement. Unused sick days will accrue and can be used in later years, or will be paid in cash at time of termination of this Agreement. Employee has accrued 48 sick days as of August 31, 2010..

Expense Reimbursement. The Company will reimburse Employee for all pre-approved and authorized expenses incurred in the process of performing duties as a Company Employee and/or on the Company’s behalf, including but not limited to office expenses, travel, and meals and entertainment when related to Company business.

Incentive Compensation and General Employee Benefit Plans. While employed by the Company, Employee shall be allowed to participate, on the same basis generally as other Employees of the Company, in all general employee benefit plans and programs, including improvements or modifications of the same, which on the Effective date or thereafter are made available by Company to Company’s employees. Such benefit plans and programs may include, but are not limited to, medical, health and dental care, life insurance, disability protection, and pension or profit-sharing plans.

6.     NON-CIRCUMVENTION

Non-Circumvention. The Company may from time to time introduce existing or potential customers, vendors, partners, affiliates or other business contacts (collectively, the "Contact" or "Source") to the Employee for the purpose of exploring ongoing or future business relationships with Employee and/or the Company, its subsidiaries or its vendors. The Employee covenants not to circumvent the Company, either directly or indirectly, with respect to any Contact/Source introduced to the Employee by the Company, its subsidaries or employees, consultants or vendors.

7.     TERMINATION

Termination for “Cause”. The Company may terminate this Employee Agreement at any time for “Cause.” “Cause” shall exist for such termination if Employee (i) is adjudicated guilty of illegal activities of consequence by a court of competent jurisdiction; (ii) commits any act of fraud or intentional misrepresentation; or (iii) breaches any of the material provisions of this Agreement and which breach the Employee has not cured or altered to the satisfaction of the Board within ten (10) days following written notice by the Board to the Employee regarding such breach.

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Termination of Compensation. If the Company terminates the Employee’s employment under this Agreement for “Cause”, the Employee shall not be entitled to receive any compensation following the date of such termination..

Termination by Employee. Employee has the right to terminate his employment under this Agreement for any reason, upon 30 days prior written notice to the Company.

Return of Records. In the event of termination of this Agreement with the Company, Employee agrees to deliver promptly to the Company all equipment, notebooks, documents, memoranda, reports, files, samples, correspondence, books, lists, or other written or graphic records, and the like, belonging to the Company and relating to the Company’s business, which are or have been in his possession.

8.     NONCOMPETITION

Noncompetition Provisions. During his employment, and for a period of two years after the termination of his employment (the “Noncompete Term”), Employee shall not, directly or indirectly, whether as an employee, director, owner, 5% or greater stockholder, Employee, or partner (limited or general):

(a)	engage in or have any interest in, any business that competes with the business of the Company during such period, including the business of the Company or any of its subsidiaries, in any geographic location(s) in which the Company is conducting business during the Noncompete Term (the “Noncompete Area”). The Company may, in its sole discretion, give Employee written approval(s) to personally engage in any activity or render any services referred to in this Section 9 if the Company secures written assurances (satisfactory to the Company and its counsel) from Employee, or any prospective employer(s) of Employee, that the integrity of the Company’s Confidential Information will not in any way be jeopardized by such activities, provided that the burden of so establishing the foregoing to the satisfaction of the Company and its counsel shall be upon Employee;

(b)	offer, within the Noncompete Area and during the Noncompete Term, any of the products or services similar or in competition with those offered by the Company; or

(c)	otherwise compete or interfere with the activities of the Company within the Noncompete Area and during the Noncompete Term.

Remedies. Employee hereby recognizes and acknowledges that irreparable injury or damage shall result to the Company in the event of a breach or threatened breach by Employee of any of the terms or provisions of this Section 8, and Employee therefore agrees that the Company shall be entitled to an injunction restraining Employee from engaging in any activity constituting such breach or threatened breach. Nothing contained herein shall be construed as prohibiting the company from pursuing any other remedies available to the Company at law or equity for such breach or threatened breach, including, but not limited to, the recovery of damages from Employee and, if Employee is an employee of the Company, the termination of his employment with the Company in accordance with the terms of this Agreement.

9.     MISCELLANEOUS

Personal Contract. This Agreement represents a contract between Company and Employee only, and the rights and interests of the Employee hereunder may not be sold, transferred, assigned, pledged or hypothecated to any other individual or Agency except as otherwise expressly permitted by the provisions of this Agreement. The Employee shall not under any circumstances have any option or right to require payment hereunder otherwise than in accordance with the terms hereof. Except as otherwise expressly provided herein, the Employee shall not have any power of anticipation, alienation, or assignment of payments contemplated hereunder, and all rights and benefits of the Employee shall be for the sole personal benefit of the Employee, and no other person shall acquire any right, title or interest hereunder by reason of any sale, assignment, transfer, claim or judgment or bankruptcy proceedings against the Employee; provided, however, that in the event of the Employee’s death, the Employee’s estate, legal representative or beneficiaries (as the case may be) shall have the right to receive all of the benefit that accrued to the Employee pursuant to, and in accordance with, the terms of this Agreement.

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Assignment. If a change of ownership of Company should occur, this Agreement will be automatically assigned to any successor of substantially all of Company’s business or assets, and any such successor shall be bound by all of the provisions hereof.

Headings. The subject headings of the paragraphs and subparagraphs of this Agreement are included for convenience only and will not affect the construction of any of its provisions.

Severability. If any provision of this Agreement is held invalid or unenforceable by any court of final jurisdiction, it is the intent of the parties that all other provisions of this Agreement be construed to remain fully valid, enforceable, and binding on the parties.

Gender and Plurals. Masculine gender includes the feminine; singular includes the plural, and conversely.

Governing Law. This Agreement and the rights and duties of the parties hereto shall be construed and determined in accordance with the laws of the State of California, and any and all actions to enforce the provisions of this Agreement shall be brought in a court of competent jurisdiction in Orange County, in the State of California, and in no other place.

Full Knowledge. By their signatures, the parties acknowledge that they have carefully read and fully understand the terms and conditions of this Agreement, that each party has had the benefit of counsel, or has been advised to obtain counsel, and that each party has freely agreed to be bound by the terms and conditions of this Agreement.

10. CORPORATE APPROVALS

The Company represents and warrants that the execution of this Agreement by its corporate officer named below has been duly authorized by the Board, is not in conflict with any Bylaw or other agreement and will be a binding obligation of the Company, enforceable in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed this Agreement on October 17, 2015.

THE COMPANY: Maxima Group, Inc.

By:

/s/ Mirek Gorny

     Mirek Gorny, CEO

CITY VINES, LLC
By:

/s/ Richard Cardoza

     Richard Cardoza, President

EMPLOYEE:

/s/ Richard Cardoza

     Richard Cardoza, an individual

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